Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1.	Capital Title Agency Inc., an Arizona corporation

2.	New Century Title Company, a California corporation

3.	Nations Holding Group, a California corporation

4.	Nationwide Appraisal Services Corporation, a Pennsylvania corporation

5.	Nationwide TotalFlood, Inc., a California corporation

6.	Real Estate Appraisal Services, Inc., an Ohio corporation